UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Private Placement With Institutional Investor dated 30 July 2024

Press release

30 July 2024

Argo Blockchain plc

('Argo' or 'the Company')

£6.5 Million Private Placement With Institutional Investor

Argo Blockchain plc, (LSE: ARB; NASDAQ: ARBK), is pleased to announce that it has entered into a securities purchase agreement for a private placement of its ordinary shares ("Ordinary Shares") and accompanying warrants to purchase Ordinary Shares to an institutional investor for gross proceeds of approximately GBP £6.5 million (the "Private Placement"). Pursuant to the Private Placement, the Company will issue 57,800,000 Ordinary Shares (the "Placement Shares") at a purchase price of GBP £0.1125 per Ordinary Share along with warrants to purchase up to 57,800,000 Ordinary Shares (the "Warrants").  The Warrants have an exercise price of GBP £0.1125 per share and an exercise period of five years.

The issuance price is at a premium to the 30 day VWAP, 60 day VWAP and 90 day VWAP and at a 10% discount to the closing middle market price of an Ordinary Share on the London Stock Exchange on 29 July 2024.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the Private Placement.

The net proceeds of the Private Placement will be used by the Company for working capital and general corporate purposes, including the repayment of indebtedness.

Application will be made for the Placement Shares and the shares issuable upon exercise of the Warrants (the "Warrant Shares"), if exercised, to be admitted to the Official List and to trading on the Main Market of the London Stock Exchange. Admission of the Placement Shares and the closing of the Private Placement are expected to occur on or about 31 July 2024 ("Admission"). The Placement Shares and Warrant Shares, if any, will rank pari passu with the existing Ordinary Shares of the Company.

Following Admission, the total number of Ordinary Shares in issue will be 636,352,148, and the total number of voting rights will therefore be 636,352,148. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FCA's Disclosure Guidance and Transparency Rules.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company, including the expectation to complete the Private Placement and the expected expenditure of the net proceeds of the Private Placement, are forward-looking statements. The Company's actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended December 31, 2023, and our Interim Report as of March 31, 2024.

For further information please contact:

Argo Blockchain plc
Investor Relations	ir@argoblockchain.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July,2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer